Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Jameson Inns, Inc.

           Form S-3 filed September 15, 2004

            File No. 333-119016

Dear Ms. Garnett:

In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your October 15, 2004 letter to Thomas W. Kitchin. To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter (all page references in the responses below refer to that page in the prospectus which is included as Part I of Amendment No. 1 to the Registration Statement).

General

Comment No. 1:

We note that you formed the Jameson Stock Awards Program and that 10% of the room charge paid by each participant in the program will be applied to the participant’s program account for the purpose of acquiring shares of your common stock. Further, we note that any participants in the program will also have the opportunity to make direct purchases of your common stock. Supplementally, please provide your analysis with respect to your eligibility to

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

file a Form S-3 for this transaction. In particular, please address why this offering should not be considered a primary offering.

We believe that the Company is eligible to use Form S-3 for this offering for the following reasons:

a.    The Jameson Stock Awards Program does involve offers for direct purchases of stock from the Company for cash in addition to the shares awarded to the enrolled participants, so it is a primary offering for cash. We believe that the award of the stock is also a primary offering for cash which is very comparable to an offering of direct purchases. The cash equivalent of 10% of the amount of each room charge of a participant will be applied by the Program Administrator to purchases of common stock from the Company for the benefit of the participants. Although, the cash will not actually flow through the accounts of the Program Administrator, we believe the allocation of a portion of the cash payments received by guests to the purchase of stock through the Stock Awards Program constitutes an offering for cash sufficient to meet the requirements of General Instruction I.B.1. of Form S-3.

b.    The aggregate market value of the Company’s outstanding common stock held by non-affiliates is in excess of $75 million. The Company completed a public offering of 43 million shares in July of this year, with the result that there are currently approximately 57,054,059 shares of common stock outstanding, of which approximately 3,112,778 are held by affiliates. Thus, the market value of the outstanding shares of common stock held by non-affiliates at the time of filing, based on the $1.82 per share price used to calculate the registration fee, was approximately $ 98.2 million.

c.    The Company has filed in a timely manner all of the reports and statements required to be filed under the Securities Exchange Act of 1934, as amended, for at least the twelve months preceding the date of the filing of the registration statement as required by General Instruction I.A.3.of Form S-3 and has not suffered any other of the disqualifying events set forth in General Instruction I.A.5.

d.    The Company meets all of the other applicable eligibility requirements of General Instruction I of Form S-3.

Comment No. 2:

We note that a condition of participation in the Jameson Stock Awards Program is that participants must agree to accept all reports and statements, including prospectus supplements, account statements, proxy statements and annual reports, by electronic delivery. Supplementally, please provide an analysis outlining why you believe that this type of consent to electronic delivery is appropriate and not coercive.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

It is anticipated that implementation of the Stock Awards Program will result in a relatively large number of holders with relatively small numbers of shares. The expense of providing hard copies of these reports, statements and other materials would be cost prohibitive. There is ample disclosure to guests applying to become participants of the requirement to consent to electronic delivery and of the possible adverse effects of that consent. Thus, a guest who enrolls and pays his or her $15.00 enrollment fee will understand this requirement and the consent will be informed as contemplated by the applicable SEC releases. We have added additional language at pages 4 and 16 to more fully disclose these consequences. A participant will be able to request a copy of any of the documents incorporated by reference, which would include the proxy statement and annual reports on Form 10-K, as noted in the section captioned “Incorporation of Important Information by Reference.” Moreover, with the current availability and usage of the internet1, the Company believes that the requirement for electronic delivery will not impose any material burdens or inconveniences on participants in the Program. Consequently, the Company does not believe that this requirement is coercive. We believe that the proposed structure of this offering and the terms and conditions regarding consents to electronic delivery are consistent with a practical application of current technologies in a manner consistent with the Commission’s pronouncements on the issue.

Comment No. 3:

Supplementally, please explain how you will ensure that investors have received a copy of the prospectus prior to purchasing shares of your stock. If you believe prospectus delivery will not be required for each purchase, please provide a detailed analysis of the legal basis for your conclusion.

The Company indicates that guests will be able to enroll at the front desk of each hotel or on-line through the Company’s web-site. The enrollment forms in the hotel will be part of a package which will also include a current prospectus. The on-line enrollment form will have a link to the prospectus along with an acknowledgement of receipt of the prospectus and advice to read the prospectus before enrolling or purchasing any shares. Thus, each participant who receives a stock award or who makes a direct purchase of shares will have already received a prospectus. We understand that the Company plans to include on each folio (statement of room charges received at the time of check-out) the web-site address and other information for accessing the prospectus as well as the documents incorporated by reference.

1 A collaborative report released in April of this year by the Online Publishers Association (OPA) and comScore Networks, Inc. indicates that a substantial majority of the adult population of this country is online.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Comment No. 4:

Supplementally, please discuss the applicability of the penny stock rules to your program. Refer to Rules 15g-1 through 15g-9 under the Exchange Act.

The penny stock rules are not applicable to the Stock Awards Program because the Company’s common stock is listed for quotation on the Nasdaq National Market. See Schedule 15.

Comment No. 5:

Please include the information relating to the Plan of Distribution required by Item 508 of Regulation S-K or alternatively tell us why such disclosure is not appropriate.

We believe that all information required by Item 508 of Regulation S-K has been provided in the prospectus. There are no underwriters, brokers, dealers or finders involved in the offering. Also, the securities will not be offered on an exchange. Consequently, only Item 508(c) applies. The securities are being offered for cash directly by the Company and will not be purchased on the market. Thus, the only requirement of Item 508 is to “outline briefly” the “plan of distribution” of the securities. While there is not a section captioned “Plan of Distribution”, the terms of the distribution are clearly described in the section captioned “Information about the Program.” This is consistent with registrations of other direct purchase and similar programs.

Comment No. 6:

Please include the information required by Item 11 of Form S-3 or alternatively tell us why such disclosure is not appropriate.

Item 11(a) of Regulation S-K requires a description of material changes in the Company’s affairs that have occurred since the release of its audited financial statements and which have not otherwise been previously reported in a report on Form 10-Q or Form 8-K. The only such material change relative to the Company that has occurred has been the public offering of 43 million shares that the Company completed in July of this year. This offering is described in the Summary of the prospectus under the caption “Jameson Inns, Inc.” The disclosure has been expanded slightly to provide the public offering price and approximate amount of the net proceeds of that offering. We have also added to the documents incorporated by reference the final prospectus relating to that offering, primarily in response to Item 11(b) which is discussed in the next paragraph.

Item 11(b)(i) would require that the prospectus include or incorporate by reference the financial statements of Kitchin Hospitality, LLC and the pro forma financial statements of the Company relating to its acquisition of Kitchin Hospitality at the beginning of January of this

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

year. As contemplated by Item 11(b), the prospectus covering the 43 million share public offering in July which includes that financial information has been added to the documents incorporated by reference.

Cover

Comment No. 7:

We note your disclosure that the terms and conditions of participation in the program may be changed at any time and that the program may be terminated at any time. Further, we note your disclosure on page 19 that you reserve the right to suspend, discontinue or cancel the program at any time. Please expand your disclosure on the cover page to be consistent with the disclosure on page 19.

The disclosure on the cover page of the prospectus has been expanded to more fully summarize the information included under Question 21 on pages 22 and 23 of the prospectus.

Summary, pages 1-2

Comment No. 8:

We note your disclosure that you are a leading owner and operator of economy and mid-scale hotels in the southeastern and midwestern United States. Please provide supplemental support for this statement. In addition, please clearly mark any supplemental materials to indicate those portions that support your statements.

While the Company believes that it is a leading owner and operator of hotels in its region, it has dropped the adjective “leading” from the first sentence of the first paragraph under the caption “Jameson Inns, Inc.” on page 1 of the prospectus.

Comment No. 9:

We note the discussion of your business and your company’s strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses, including your continuing operating losses and significant financial leverage. In addition, please provide a brief summary of the most significant risks associated with an investment in your common stock. The cross-reference alone on page 2 is not meaningful to investors.

The discussion of the Company in the Summary has been expanded in response to these comments. See pages 1 through 3 of the prospectus.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Comment No. 10:

We note your disclosure that you acquired Kitchin Hospitality, LLC from the Kitchin family on January 2, 2004. Please expand your disclosure to describe the Kitchin family’s affiliation with you and quantify the purchase price that you paid for Kitchin Hospitality, LLC.

The discussion of the Kitchin Hospitality acquisition on page 1 of the prospectus has been expanded to identify the transferors of Kitchin Hospitality and to state the amount of the consideration they received for that company.

Comment No. 11:

We note your disclosure that you are able to operate your inns and receive the full financial benefits from those operations now that you are no longer constrained by the REIT prohibition on direct operation of your hotel properties. Please balance this disclosure with a discussion of the risks associated with operating your inns directly and the tax consequences associated with the loss of REIT status.

The discussion of the termination of the Company’s REIT status and the risks it is encountering in connection with that action and the acquisition of Kitchin Hospitality has been expanded in response to your request. This expanded discussion appears on page 1 of the prospectus.

Comment No. 12:

We note that you recently announced a proposal to refurbish and rebrand your Signature Inns. Please expand your disclosure to briefly describe this proposal and quantify the amount you plan to spend on this refurbishment and rebranding.

This disclosure on page 2 of the prospectus has been expanded as you have requested.

Risk Factors, pages 3-10

Comment No. 13:

Please expand the risk factors section to discuss the risks associated with the Stock Awards program. We note, for example, that participants may be subject to cancellation at your discretion and that the terms and conditions of participation may be changed at any time.

New risk factors have been added at pages 4 and 5 of the prospectus to address what are perceived to be the most significant risks of participation.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Comment No. 14:

Please avoid using phrases such as “adversely affect” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

While we believe that the phrase “adversely affected” has a very clear and accepted meaning in substantially all of the contexts in which it was used in the original filing, the prospectus has been revised to substitute more descriptive terms and phrases.

Comment No. 15:

Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or your offering. We note the following examples:

•	“We are not restricted by our articles of incorporation or bylaws from increasing our debt,” page 3

•	“We have incurred debt financing and may incur increased indebtedness in connection with future renovations, acquisitions and general corporate purposes,” page 3

•	“Our lack of industry diversification makes us more vulnerable to economic downturns,” page 4

•	“We face risks relating to litigation,” page 5

•	“We may experience material losses in excess of insurance,” page 5

•	“Our expenses may remain constant even if revenues decline,” page 7

•	“We do not expect to pay cash dividends on our common stock,” page 10

Please revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

A number of the Risk Factor captions (including some in addition to those listed above) have been revised to address the risks that result from the facts or uncertainties. The risk factor following the first caption you reference above has been combined into the next risk factor, since they were somewhat duplicative. We believe that the caption regarding the Company’s

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

vulnerability due to its lack of diversification, which now appears on page 6 of the prospectus, clearly conveys the risk involved and has not been revised.

Risks Relating to Our Business, pages 3-6

We have incurred debt financing and may incur increased indebtedness…, pages 3-4

Comment No. 16:

We note that you have a substantial amount of debt maturing in the next three years. Please quantify the amount of debt that will mature in each of the next three years.

We have added a statement to this risk factor at page 6 of the prospectus reflecting the amount of the debt of the Company that will mature during each of the next three years.

Our franchising program depends upon third party owners/operators…, page 4

Comment No. 17:

Please quantify the percentage of your business operations represented by your franchising program.

Two sentences have been added to this risk factor at page 6 of the prospectus describing the number of rooms owned and operated by franchisees as a percentage of all of the Company’s hotel rooms and the revenues realized from the franchising operations as a percentage of all of the Company’s revenues during the first six months of the current calendar year.

Our business could be harmed if key personnel…, pages 4-5

Comment No. 18:

Please quantify the value of key person life insurance for Thomas Kitchin that you own.

A phrase has been added to this risk factor beginning on page 6 of the prospectus noting that the key person life insurance on Mr. Kitchin is in the amount of $1,000,000.

We face risks relating to litigation, page 4

Comment No. 19:

Please expand to specifically discuss any known litigation risks that apply to you.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

A discussion of the one material lawsuit the Company is now subject to has been added to this risk factor on pages 7 and 8 of the prospectus.

Risks Relating to the Lodging Industry Generally, pages 6-8

Our operating results are subject to various…, page 6

Comment No. 20:

We note that changes in any of the listed conditions could adversely impact hotel room demand and pricing and result in reduced occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). Please expand your disclosure to briefly discuss the current trends in your ADR and RevPAR.

Language has been added at the end of this risk factor on page 9 of the prospectus to note the Company’s experience with these amounts over the past three completed calendar years and to give some indication of the Company’s expectations for the remainder of this year.

The lingering effects of the recent economic recession ...., page 8

Comment No. 21:

We note that, like the rest of the lodging industry, your hotels experienced declines in occupancy and ADR due to the reduction in travel. Please expand your disclosure to quantify your declines in occupancy and ADR.

A table has been added to this risk factor on page 10 of the prospectus showing the occupancy rate and ADR of the Company for each of the last three calendar years and for the first six months of 2003 and 2004.

Use of Proceeds, page 11

Comment No. 22:

Please expand your disclosure to clarify how the proceeds will be determined. For example, will 10% of each room charge that is credited to a program account be credited back to the company as proceeds or will proceeds be derived solely from direct purchases under the program?

A sentence has been added to this section at page 14 of the prospectus to clarify that both the amounts received from direct purchases and the amounts of room charges allocated to the participants’ accounts will be considered proceeds of the offering.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Information About the Program, pages 12-19

Comment No. 23:

We note the reference to terms and conditions of the plan under Questions 16 and 21. Please expand your description about the program to include a complete discussion of all terms and conditions currently contemplated.

The discussion of the Program under the section captioned “Information About the Program” sets forth all of the terms and conditions of the Program. There are no other “terms and conditions.” The phrase “all of” has been added to the last sentence of the lead-in paragraph of this section on page 15 of the prospectus and a sentence has been added at the beginning of the second paragraph of Question 21 on pages 22 and 23 of the prospectus to clarify this.

Comment No. 24:

We note that you are offering the program to guests of your participating hotel brands. Please identify your participating hotel brands.

The second sentence of the lead-in paragraph under the caption “Information About the Program” on page 15 of the prospectus specifically states that the participating Inns consist of all of the Company’s Jameson Inns and Signature Inns.

Comment No. 25:

We note that participants in the program will have the opportunity to make direct purchases of additional shares. Please expand your disclosure on page 12 to state the price at which participants will be able to make direct purchases.

The price at which the direct purchases will be made is set forth in the paragraph with the sub-caption “Price of Shares” (this sub-caption was changed from “Issuance of Shares” in the original filing) which immediately follows the paragraph with the sub-caption “Direct Purchases of Shares” on page 15 of the prospectus. The price is also disclosed in the response to Question 11 on page 18 of the prospectus.

Benefits and Disadvantages, pages 12-13

Comment No. 26:

We note that stays in rooms that are subject to deeply discounted rates and certain negotiated rates will not be eligible for program credits. Please expand your disclosure to briefly

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

describe these deeply discounted rates and certain negotiated rates and quantify the percentage of your total room offerings that these rates represent.

The Company has changed this provision slightly. It has now decided that it will award credits for the purchase of stock on all rates paid by its customers to it. It will exclude any rooms which are reserved and paid for through any of the third party internet companies mentioned in the new language added to this section on page 15 of the prospectus. In accordance with your request, a statement about the percentage of rooms sold in this manner has been added to the discussion.

Comment No. 27:

We note that the number of shares a participant will receive will be based on the amount credited in the participant’s program account. Please expand to clarify that fractional shares will be issued.

The last sentence in the response to Question 8 on page 8 of the prospectus provides, “The number of shares credited to your Program account may include fractional shares of up to four decimal places.” Technically, no fractional shares are “issued.” The Program shares will be held by the Program Administrator and allocated to the various participants. The allocations may include fractional shares, as indicated. However, if and when the shares are distributed to the participants, they will not receive any fractional shares. They will receive cash instead. See the response to Question 15 at page 20 of the prospectus.

Comment No. 28:

We note that any shares sold during the first week of any calendar quarter (January, April, July, October) will be charged a $3.00 processing fee, and shares sold any other time will be charged a $15.00 processing fee. Supplementally, please tell us why the processing fee varies based on the timing of the sale.

The simple answer is that the Program Administer imposes these charges in this manner. The Company understands that the reason for this is that the Program Administrator charges a lesser rate per transaction during these four weekly periods to encourage participants who want to sell their shares to wait until these periods to sell. The administrative costs of effecting sales are relatively constant regardless of the volume of the transactions. If the Program Administrator is able to encourage the sales to take place during these one-week periods, it will lower the per transaction cost to the Program Administrator.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Comment No. 29:

We note your disclosure on page 13 that your participation is subject to cancellation if you stay fewer than ten nights during any full calendar year and you have fewer than 100 shares in your program account. Please expand your disclosure in this section to briefly describe the effects of cancellation. In addition, please briefly describe the “other reasons” that a participant’s program account may be cancelled.

A sentence has been added to this discussion describing the consequences of cancellation and cross-referencing to the more complete discussion of the cancellation or termination of accounts under Question 16. The “other reasons” are spelled out in the response to Question 16. Nevertheless, a summary of the more significant reasons has been added to the sentence on page 16 of the prospectus.

Participation, page 14

Comment No. 30:

We note that all individuals who are guests of the participating hotel brands are eligible to become participants of the program. Please clarify whether there are any age or other eligibility restrictions. Discuss all suitability requirements that you will apply to purchasers in the program.

Language has been added to the cover page and pages 15 and 17 of the prospectus to indicate that participation is available to only those guests who are individuals aged 18 years or older. There are no other eligibility or suitability requirements for participation in the Program.

Purchases, page 14

Comment No. 31:

We note that the only costs or fees a participant will pay will be the one-time enrollment fee of $15.00 (except to the extent participation is cancelled) and the charges and commissions due in connection with the sales of shares. Please expand your disclosure in this section to quantify all of the charges and fees associated with the program, including to the extent participation is cancelled and charges and commissions in connection with the sales of shares.

The question posed in Question 9 has been revised to make it clear that it addresses all charges and fees associated with the Program. A listing of all of the fees, costs, etc. of participating in the Program, including those incurred in connection with sales of the shares upon termination of participation, has been added on page 18 of the prospectus.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Reports to Participants, pages 15-16

Comment No. 32:

We note that the shares listed in a participant’s program account are subject to change to reflect actual stay information, any adjustments and program changes. Please expand your disclosure to briefly describe what is meant by “actual stay information, any adjustments and program changes.”

This language has been changed considerably to clarify what sorts of adjustments might be made to the account statements. Essentially, the changes would be made simply to reflect corrected account amounts and payments. No Program changes could affect the shares already held in a Program account. This now appears on page 19 of the prospectus.

Comment No. 33:

We note that participants will be notified by email when and where proxy statements and reports to shareholders are be [sic] available. Supplementally, please tell us whether you intend to distribute all reports and proxy statements directly to shareholders through email or if participants will have to retrieve the information from your website.

The Company indicates that it will send emails to participants which will have links to these various documents. Thus, a participant should be able to pull up the document by simply clicking on the link. It is not anticipated that the documents will be included as attachments to the emails. This could result in some of the emails not being deliverable because of limited server capacity of a participant’s email service.

Discontinuation of Program Participation, pages 16-17

Comment No. 34:

We note that a participant can terminate his or her participation in the program by notifying the program administrator in writing. Please expand your disclosure to clarify, if true, that a participant can terminate his or her participation at any time for any reason.

The phrase “at any time and for any reason” has been added to the first sentence of the response to Question 16 on page 20 of the prospectus to make it clear that a participant may terminate his or her participation at any time and for any reason.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Comment No. 35:

We note that, upon termination, the whole shares held in a participant’s program account will either be sold or distributed to the participant. Please briefly expand your disclosure to clarify, if true, that a participant will not forfeit all of his or her shares, including any shares acquired by direct purchase, upon cancellation or termination of the participant’s program account. In addition, we note your disclosure on page 19 that you reserve the right to suspend, discontinue or cancel the program at any time. Please briefly describe the consequences of any suspension, discontinuation or cancellation of the program and clarify whether these consequences would be different from those resulting from a termination or cancellation due to a participant staying less than ten nights in a calendar year and maintaining fewer than 100 shares.

Language has been added to the response to Question 16 on page 20 of the prospectus clarifying that there will be no forfeiture of any participant’s shares upon termination of his or her participation in the Program or upon the termination or cancellation of the Program. Also, a phrase has been added to the first sentence of the last paragraph of this response which is intended to indicate that the consequences of termination of a guest’s participation in the Program and a termination of the Program will be the same for that participant.

Part II. Information Not Required in Prospectus

Opinion

Comment No. 36:

We note your statement that the opinion is “given for your sole benefit and use” and that “no one else is entitled to rely hereupon.” Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable. Please revise accordingly.

A new opinion is being included as Exhibit 5.1 to Amendment No. 1 which is being filed herewith. The form of opinion has been modified as you have requested.

We would appreciate your earliest possible review of Amendment No. 1 to the Registration Statement and this letter in response to your comments. The Company would like to be in a position to request acceleration of the effectiveness of the Registration Statement not later than November 2, 2004, if practicable. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

CONNER & WINTERS, P.C.

Karen J. Garnett

October 22, 2004

Very truly yours,

/s/    LYNNWOOD R. MOORE, JR.

Lynnwood R. Moore, Jr.

LRM:pp

cc:	Jameson Inns, Inc.

Jennifer Gowatsky